ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2018, incorporated by reference herein:
Exhibit
99.1 Release dated February 23, 2018, “DEALING IN SECURITIES BY A DIRECTOR”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 23, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the JSE Limited Listings Requirements
(“Listings Requirements”), the following information regarding transactions by a director of
DRDGOLD is disclosed:
Name of director: Mr Niël Pretorius
Name of company of which he is a director: DRDGOLD
Date on which the transactions were effected: 22 February 2018
Nature of transaction: Purchase
Class of security: Ordinary shares
Number of ordinary shares: 75 000
Price per ordinary share:
Various different trades with the
following price information:
- volume weighted average price of
R3.57;
- highest price of R3.60; and
- lowest price of R3.55.
Total value of transaction: R267 500.00
Nature of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market
In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the chairman of the board of directors of DRDGOLD. The above trade was completed outside of a closed period.
Johannesburg
23 February 2018
Sponsor
One Capital